                                                                  Exhibit (3)(C)


                         MASTER DISTRIBUTION AGREEMENT



                                    BETWEEN



                           MID-AMERICA PARTNERS, INC.



                                      AND


                    UNITED INVESTORS LIFE INSURANCE COMPANY

                         MASTER DISTRIBUTION AGREEMENT
                         -----------------------------


     THIS MASTER DISTRIBUTION AGREEMENT (the "Agreement") is made and entered into this _____ day of _______________, 1998, by and between MID-AMERICA PARTNERS, INC., a corporation organized under the laws of the State of Oklahoma ("Mid-America") and UNITED INVESTORS LIFE INSURANCE COMPANY, a corporation organized under the laws of the State of Missouri ("United"):

     WHEREAS, United is a life insurance company offering a variety of life and annuity products and desires to obtain additional distribution of life and annuity products through Mid-America;

     WHEREAS, Mid-America has extensive experience in marketing insurance and annuity products for non-captive distribution primarily through financial institutions;

     WHEREAS, United and Mid-America desire to join together to create additional insurance and annuity product distribution;

     WHEREAS, Mid-America owns, directly or indirectly, a licensed insurance agency and a broker dealer, Mid-America Partners Investments, Inc. ("MAPI"), that is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD");

     NOW, THEREFORE, for and in consideration of the mutual covenants set forth herein and Ten and No/100 Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

A.   TERM
     ----

          A.1  GENERAL.  The contractual relationship established between the
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     parties by this Agreement shall commence as of the date first above written and shall continue thereafter until terminated in accordance with the terms hereinafter set forth in Paragraph F.

B.   MID-AMERICA'S OBLIGATIONS.
     -------------------------

          B.1  SALE OF INSURANCE AND ANNUITY PRODUCTS.  Mid-America hereby
               --------------------------------------
     agrees to devote a sufficient and reasonable amount of time, expertise and attention to the marketing and sale of Insurance Products, as hereinafter defined in Paragraph C.1 ("Insurance Products") and to the development of new business accounts for the Insurance Products in order to meet the expectations of Paragraph C.10. Mid-America shall, however, have the right and authority to engage in sales activities with respect to insurance or financial services products issued by third parties not affiliated with United in such amounts and upon such terms as they shall determine, in their sole discretion. Mid-America shall not be United's agent for any products or services other than Insurance Products, nor shall it or its Sales Agents (hereafter defined in Paragraph B.2) hold themselves out as representing United with respect to such other products or services.

         B.2   MARKETING ORGANIZATION.  Mid-American shall be fully responsible
               ----------------------
     for all phases of the marketing and distribution of the Insurance Products including, but not limited to: training, licensing and supervision of its Sales Agents, designing and developing sales and promotional materials and advertising and public relations, as well as soliciting and procuring applications for the Insurance Products. Mid-America shall have sole and exclusive responsibility to develop, maintain and own the customer base, subject only to the terms of this Agreement. ("Customer base" shall mean the policyholder list referred to in Paragraph C.7., consisting of clients of United who became clients solely through the efforts of Mid-America, and who were not previously clients of United.) Mid-America shall hold United harmless from all loss, expense, cost and liability resulting from unauthorized, unlawful or tortious acts or transactions by it, its employees, or the members of its Sales Force. Sales representatives under independent contractor or employment relationships with Mid-America are herein sometimes called "Sales Agents" or "Agents" and the Sales Agents and their broker/dealers are herein sometimes referred to as a "Sales Force." Mid-America shall be responsible for its Sales Force and their acts committed while they have a relationship with Mid-America.

          B.3   DUTIES, PROCEDURES SCOPE OF AUTHORITY.  The parties will have
                -------------------------------------
     the following rights and obligations with respect to the appointment of Sales Agents, the marketing and sales of Insurance Products and the issuance of Insurance Products:

               (i) Mid-America shall refer qualified individuals for appointment by United as Sales Agents and shall be responsible for completing all forms necessary for United to process such appointments. However, United shall have the absolute right, in the exercise of its reasonable discretion, to accept or reject any Sales Agent recommended for appointment by Mid-America.

               (ii) Mid-America shall maintain proper records and accounts of business transacted on behalf of United and shall make such records and accounts available for review and inspection by United or its representatives upon reasonable notice during regular business hours. Mid-America shall be responsible for promptly remitting to United, for credit against the proper accounts, any and all monies received by Mid-America or its Sales Force as payment of any premium, and until such monies are remitted, hold them in trust for the benefit of United in separate accounts, not commingled with other funds except to the extent that commissions earned by Mid-America are netted from premiums paid to United under an arrangement mutually acceptable to both parties.

               (iii) Mid-America is not authorized to, and shall not, without the written consent and authorization of United: alter, modify, waive or change any of the terms, rates, or product conditions or descriptions contained in any Insurance Product or documents relating thereto; insert any advertisement with respect to United in any publication; collect, or authorize its Sales Force to collect, any premiums or payments on behalf of United except the initial premiums; or bind United on any application for an Insurance Product. Mid-America shall provide United with copies of all materials intended for use with the public or Sales Force that bears United's name and shall obtain prior written approval from United before use of such material.

               (iv) In Accordance with standard underwriting procedures, United reserves the right to disapprove or reject any application for an Insurance Product submitted to it by Mid-America, to limit or restrict the amount or plan of any Insurance Product it shall issue, and to cancel or rescind any existing Insurance Product, all in the exercise of its sole discretion. This grant of discretion shall not apply to fixed or variable annuities except as the parties may specifically agree.

          B.4  CONFIDENTIALITY; INTELLECTUAL PROPERTY. Mid-America acknowledges
               --------------------------------------
     that any preferences and methods of operation, management information reports, pricing and commission policies and details, details of contracts, operational methods, plans or strategies, business acquisitions plans, and other business affairs of United and any of its affiliates which United designates as "confidential" in writing (the "United Confidential Materials") are and shall be treated as confidential. However, notwithstanding a "Confidential" designation by United, information or material which is a matter of public record or which is generally known in the insurance industry shall not be deemed United Confidential Material for the purpose of this Agreement. Mid-America further acknowledges United's exclusive rights to its corporate name and any other names (collectively, the "United Marks") and any other intellectual property rights on tangible or intangible assets developed by United for use in connection with or applicable to the business of United, including all common law rights and statutory registrations in any of same. Mid-America shall not acquire nor represent that it has acquired ownership rights in any United Mark and shall refrain from any intentional conduct which might be detrimental to or reflect adversely upon the name or reputation of United or any companies with which it is affiliated through ownership. Mid-America agrees that it shall keep such information and materials confidential and retain them in strictest confidence both during and after the term of this Agreement. Mid-America shall be liable to United for damages caused by any breach of this provision or by any unauthorized disclosure or use of United Confidential Materials or the United Marks by its officers and employees or third parties to whom unauthorized disclosure was made. Notwithstanding any other provision of this Agreement to the contrary, United shall be entitled to appropriate injunctive relief against Mid-America to prevent unauthorized disclosure or use of such United Confidential Materials or United Marks. Mid-America acknowledges and agrees that such unauthorized disclosure or use or other breach of this provision will cause irreparable injury to United and that money damages are inadequate. Mid-America shall return to United all United Confidential Materials and all copies thereof immediately upon the termination of this Agreement. The terms of this Paragraph B.4 shall survive the termination of this Agreement.

          B.5  COMPLIANCE WITH LAW.  Mid-America agrees to use its best efforts
               -------------------
     to comply and to cause its Sales Force to comply with all applicable federal, state or local laws or regulations that apply to its business operations including maintaining all federal, state or local licenses or permits required by law and necessary in its corporate status. Mid-America further agrees to submit its sales and marketing materials to United for the purpose of its independent review of such materials as to compliance with all applicable rules and regulations and policy provisions, and shall not use such materials without prior written consent from United.

          B.6  GOOD FAITH.   Mid-America agrees to act in good faith and in a
               ----------
     commercially reasonable manner in connection with its obligations under this Agreement. Further, Mid-America agrees to instruct its Sales Force to act in the same manner.

          B.7  MANAGER DUE DILIGENCE.  Mid-America shall be the primary contact
               ---------------------
     for the various investment firms or money managers (the "Managers") selected to participate in the Insurance Products. Mid-America shall consult with United on the performance and business operations of the
     Managers from time to time.   Following such consultation, Mid-America may
     instruct United to delete or add a Manager or portfolio and United agrees to use its best efforts to follow such instructions with reasonable dispatch as permitted by applicable law, regulations and governing contracts that are approved by Mid-America, and by the capabilities of United or any third-party administrator ("TPA") of the Insurance Products.

          B.8  FAILURE TO FULFILL OBLIGATIONS.    Mid-America acknowledges that
               ------------------------------
     its failure to substantially comply with its material obligations as set forth under this Paragraph B shall constitute a default under this Agreement.

C.   UNITED'S OBLIGATIONS.
     --------------------

          C.1  INSURANCE PRODUCTS.  "Insurance Products" shall mean the
               ------------------
     insurance and annuity products set forth in Exhibit A which the parties may by mutual agreement amend from time to time. "RetireMAP" as used in this Agreement shall mean the RetireMAP variable annuity issued by United. With regard to those Insurance Products listed in Exhibit A, United shall use its best efforts to qualify such products in all states requested by
     Mid-America.   United agrees to work and counsel with Mid-America as to the form and content of Insurance Products, industry trends, regulatory developments and United's experience.

          C.2  COMMISSIONS, ADVANCES, CHARGEBACKS.  United agrees to pay or
               ----------------------------------
     cause commissions to be paid to Mid-America directly or in that manner reasonably requested by Mid-America and approved by United with respect to the "Insurance Products" in the amounts and in the manner set forth on the Exhibit B. Commissions and Chargebacks of Commissions shall occur in accordance with Exhibit B, which is attached hereto and made a part hereof. United may offset any monies that become due from Mid-America from time to time hereunder, and these debts shall be a first lien against the monies that become due to Mid-America from time to time under this Agreement. If Mid-America or its Sales Force receive any payment, commission or other compensation to which they are not entitled, the same shall be a debt payable by Mid-America to United upon demand. United shall provide Mid-America with an accounting of all commissions on a monthly basis and shall allow Mid-America reasonable access to its books and records to the extent necessary to verify the amount properly due and payable to Mid-America under this paragraph.

          C.3  COMPLIANCE WITH LAW.  United agrees to use its best efforts to
               -------------------
     comply with all applicable federal, state or local laws or regulations that apply to their business operations including maintaining all federal, state or local licenses or permits required by law and necessary in carrying out the provisions of this Agreement and in maintaining their corporate status.

          C.4  GOOD FAITH.  United agrees to act in good faith and in a
               ----------
     commercially reasonable manner in connection with its obligations under this Agreement.

          C.5  FAILURE TO FULFILL OBLIGATIONS.    United acknowledges that its
               ------------------------------
     failure to substantially comply with its material obligations as set forth under this Paragraph C shall constitute a default under this Agreement.

          C.6  TRADE SECRETS AND CONFIDENTIALITY.    United acknowledges that
               ---------------------------------
     any preferences and methods of operation, management information reports, pricing and commission policies and details, details of contracts, operational methods, plans or strategies, business acquisitions plans, and other business affairs of Mid-America and any of its affiliates which Mid-America designates as "confidential" in writing (the "Mid-America Confidential Materials") are and shall be treated as confidential. However, notwithstanding a "Confidential" designation by Mid-America, information or material which is a matter of public record or which is generally known in the insurance industry shall not be deemed Mid-America Confidential Material for the purpose of this Agreement. United further acknowledges Mid-America's exclusive rights to its corporate names and any other names including, without limitation, the name, "RetireMAP", (collectively, the "Mid-America Marks") and any other intellectual property rights on tangible or intangible assets developed by Mid-America for use in connection with or applicable to the business of Mid-America, including all common law rights and statutory registrations in any of same. United shall not acquire nor represent that it has acquired ownership rights in any Mid-America Mark and shall refrain from any intentional conduct which might be detrimental to or reflect adversely upon the name or reputation of Mid-America or any companies with which they are affiliated through ownership. United agrees that it shall keep such information and materials confidential and retain them in strictest confidence both during and after the term of this Agreement. United shall be liable to Mid-America for damages caused by any breach of this provision or by an unauthorized disclosure or use of Mid-America Confidential Materials or the Mid-America Marks by its officers and employees or third parties to whom unauthorized disclosure was made. Notwithstanding any other provision of this agreement to the contrary, Mid-America shall be entitled to appropriate injunctive relief against United to prevent unauthorized disclosure or use of such Mid-America Confidential Materials or Mid-America Marks. United acknowledges and agrees that such unauthorized disclosure or use or other breach of this provision will cause irreparable injury to Mid-America and that money damages are inadequate. United shall return copies thereof immediately upon the termination of this Agreement. The terms of this Paragraph C.6 shall survive the termination of this Agreement.

          C.7  CONFIDENTIALITY; COVENANT AGAINST REPLACEMENT.    It is
               ---------------------------------------------
     contemplated that United will have a policyholder list (the United Policyholder List) from applications submitted by Mid-America and its Sales Force. Mid-America shall have priority rights to the United Policyholder list and may use it for purposes other than replacement and United will not use the United Policyholder List for any purpose not required in the
     performance of this Agreement or its obligations under the policies.   In
     particular, and without limiting the generality of the foregoing, United will not make all or any portion of the United Policyholder List available to any of its other agents or otherwise use or permit same to be used for the purpose of solicitation of insurance or other products. Moreover, neither United or Mid-America will use the relationship or opportunities created by this Agreement or any information obtained pursuant hereto to replace an Insurance Product during the term of this Agreement or after its termination. Except as specifically noted below, replacement of Insurance Products by either party is strictly prohibited unless the transaction was
     initiated by the customer.   This prohibition shall survive the termination
     of this Agreement. Except as specifically provided herein, an isolated replacement of an Insurance Product by an agent of either party unaccompanied by any purposeful or organized effort or breach of the foregoing covenant on the part of United or Mid-America (as the case may be) shall not be a violation of this covenant.

          C.8  ADMINISTRATION OF INSURANCE PRODUCTS.   Although United may out-
               ------------------------------------
     source some or all administration of the Insurance Products to TPA's, it shall use its best efforts to cause such TPA's to be bound by confidentiality restrictions regarding the Mid-America Confidential Materials and the United Policyholder List identical to those restrictions set forth in this Agreement. Additionally, United shall use its best efforts to provide, or cause to be provided, through one or more TPA's, responsive, courteous and professional policyholder administration and accounting service to Mid-America, its employees, agents, contracted firms, independent agents or contractors and customers. In order that Mid-America may have access to transactions and customer account values as required to service RetireMAP business in the financial services market, United shall, on and after August 17, 1998, provide daily electronic transmissions of such data in a format and by a process that the parties hereto may agree to from time to time as commercially feasible and appropriate. In addition, United shall, on and after August 17, 1998, provide 1-800 service, and the capability to receive daily net wires of deposits from Mid-America and its broker/dealers. The 1-800 service shall permit policyowners and agents to call toll free to obtain account values or talk to a customer service representative. (The August 17, 1998 date listed above may be changed to any possible earlier date agreed to by the parties.)

          C.9  MARKETING SUPPORT.  United agrees to provide the following
               -----------------
     marketing support to Mid-America:

               (i) A booth or table top display with a lighted header board for use at conventions and similar marketing functions that are attended by RetireMAP variable annuity wholesalers.

               (ii)  An advertising allowance of:

                     $30,000 during 1998;

                     $50,000 during 1999;

                     $50,000 during 2000; and if Mid-America produces $100 million or more in annual annuity deposits for RetireMAP in 2000,
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          United shall provide an advertising allowance equal to .05% of
          RetireMAP deposits in the year 2001.   For each year after 2000, if
          Mid-America produces $100 million or more in annual RetireMAP annuity deposits, United shall provide an advertising allowance of .05% of RetireMAP deposits received in the preceding year. If Mid-America produces less than $100 million in such deposits for any year after 2000, United shall provide no advertising allowance for the following year.

               (iii) Provide awards to sales agents according to the following guidelines:

                     First Sale:  A $15 - $20 Item.

                     Reach Total Variable Annuity deposits of $100,000 - A $20-
               $25 Item.

                     Reach Total Variable Annuity deposits of $500,000 - A $30-
               $35 Item.

                     Reach Total Variable Annuity deposits of $1,000,000 - A
               $40 -$50 Item.

               (iv) Print, bind and distribute by mail the RetireMAP sales brochure, appropriate inserts and related RetireMAP sales material agreed to by the parties hereto.

               (v) Make a mailing of up to four items during each 12 month period to Sales Force promoting RetireMAP and providing sales ideas.

               (vi)  Assist with RetireMAP promotions for each bank as follows:

                     a.   When a bank is signed up.

                     b. During the 12 month period following a bank's first promotion.

                     c. During the 12 month period following a bank's second promotion.

                     United's assistance will consist of reimbursing Mid-America for 50% of the costs associated with each of the three RetireMAP promotions described above. The maximum reimbursement by United per promotion per bank shall be $7,500.00. In order for a promotion described in C, above, to qualify for reimbursement, the bank must be on target to produce $12 million of RetireMAP deposits for the calendar year.

          C.10  GENERAL SUPPORT.  Mid-America agrees to use its best efforts to
                ---------------
     obtain the sales goals of Paragraph D. United agrees to use its best efforts to provide administration for the Insurance Products sold by Mid-America in a professional manner according to industry standards.

          C.11 While the final determination of credited interest rates for the RetireMAP fixed account is to be decided by United, Mid-America and United shall discuss such credited interest rates on a regular basis.

D.   COMPENSATION, EXCLUSION AND REMEDIES.
     ---------------------------------------

          D.1  GENERAL.  The commission schedule for sale of the Insurance
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     Products by Mid-America is attached as Exhibit B (including the "General
     Rules Regarding Commissions").   Exhibit B also sets forth the available
     methods of payment to Mid-America.

          D.2  EXCLUSIVE.
               ---------

               (i) United agrees that prior to June 30, 2002, it will not distribute an annuity product or a life insurance product through banks, savings and loans or credit unions, except through Mid-America unless Mid-America provides its written consent to a specific United proposal for such other bank distribution. (The preceding sentence
          shall be referred to hereinafter as the "exclusive".)   Further,
          United agrees that during the term of this Agreement that it will not distribute a multi-manager variable annuity or other product that includes any of the RetireMAP fund managers, or any other product developed jointly by United and Mid-America, without the written consent of Mid-America. If Mid-America designs or develops a new product feature that is not available in the industry, United will not use such feature without the consent and participation of Mid-America unless and until such feature becomes generally available in the industry. Notwithstanding anything above to the contrary, the RetireMAP Variable Annuity listed in Exhibit A shall be for the exclusive use of Mid-America.

               (ii) The above exclusive, by product, will continue for the 12 month period beginning July 1, 2002 provided that:

                      a. Mid-America production of RetireMAP deposits is at least $100 million during the 12 month period beginning July 1, 2001.

                      b. Mid-America sales of United life insurance produces at least $1.0 million of first year annualized premium during the 12 month period beginning July 1, 2001.

               (iii) a. Mid-America production of RetireMAP deposits in excess of $50 million in 1998, 1999, and 2000 may be used to help satisfy production requirements in either 2002, 2003, or 2004.

                      b. Mid-America sales (first year annualized premium) of United's life insurance in excess of $500,000 in 1998 may be used to help satisfy production requirements in either 2002, 2003, or 2004.

               (iv) This exclusive, by product, will continue each calendar year after year 2002 provided that:

                      a. Mid-America production of RetireMAP deposits is at least $100 million during calendar year 2002 and each calendar year thereafter;

                      b. Mid-America sales (first year annualized premium) of United life insurance is at least $500,000 during calendar year 2002 and each calendar year thereafter.

               (v)    If either condition listed above in subsection D.(i) or
          (ii) is not met, then the exclusive for the respective product will terminate permanently.

          D.3  REMEDIES UPON DEFAULT.  If either United or Mid-America shall
               ---------------------
     default under this Agreement (see subparagraphs B.8., C.5., and C10) the following remedies, in addition to other remedies expressed in this Agreement, shall be available to the extent permitted by law:

               (i) Remedy available to Mid-America: Purchase the assets in the Insurance Products for the fair market value of United's interest therein.

               (ii) Remedy available to United: Purchase the ownership of the United Policyholder list (see subparagraph C.7.) for the fair market value of Mid-America's interest therein.

               In the event that either of the remedies provided in this Paragraph D.3 shall be implemented, each party hereto agrees to use their best efforts to make certain there is no disruption in sales and
          service.   In the event that the parties cannot mutually agree on the respective fair market values required above, the determination shall be made by arbitration under Paragraph H below.

E.   REPRESENTATIONS AND WARRANTIES.
     ------------------------------

          E.1  AUTHORITY TO EXECUTE; DUE ORGANIZATION.  Each of the parties
               --------------------------------------
     hereto represents and warrants that:

               (i) it is a corporation validly formed and existing under the laws of its state of incorporation, and in good standing under all required jurisdictions in which it is presently engaging in business and that it has all necessary power and authority to execute and deliver this Agreement and to carry out its obligations hereunder;

               (ii) that this Agreement constitutes the valid and legally binding obligation of such party and is enforceable against each of them in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, and similar laws of general application relating to or affecting the enforcement of rights of creditors; and

               (iii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not and shall not result in or constitute a default, breach or violation of any agreement, contract or instrument to which it or any of its officers, directors, employees or shareholders is or has been a party or by which any of them may be bound or a violation of any statute, ordinance, judgment, order, decree, regulation or rule of any court, or governmental authority applicable or relating to its or their business.

          E.2  MID-AMERICA INDEMNIFICATION.  With respect to matters arising
               ---------------------------
     under this Agreement, Mid-America hereby agrees to indemnify and hold harmless United, its affiliates, and its respective officers, directors, employees and agents, against and in respect of:

               (i) any and all damages or liabilities that result from the inaccuracy or breach of any warranty made by Mid-America or resulting from non-fulfillment of any covenant by Mid-America; and

               (ii) any and all actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including, without limitation, reasonable attorney's fees, incident to the foregoing.

               (iii) Except as provided in Paragraph B.2., punitive or extra contractual damages are excluded from coverage hereunder.

          E.3  UNITED'S INDEMNIFICATION.    With respect to matters arising
               ------------------------
     under this Agreement, United hereby agrees to indemnify and hold harmless Mid-America, its affiliates, and its respective officers, directors, employees and agents, against and in respect of:

               (i) any and all damages or liabilities that result from the inaccuracy or breach of any warranty made by United; and

               (ii) any and all actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including, without limitation, reasonable attorney's fees, incident to the foregoing.

               (iii) Punitive or extra contractual damages are excluded from coverage hereunder.

F.   TERMINATION.
     -----------

          F.1  INSOLVENCY.  Either United or Mid-America may terminate this
               ----------
     Agreement upon the institution of insolvency, bankruptcy or similar proceedings by or against Mid-America or United, respectively, any assignment or attempted assignment by Mid-America or United, respectively, for the benefit of creditors, or any appointment, or application for such appointment, of a receiver for Mid-America or United, respectively, if such proceeding is not dismissed within 120 days after filing, or if such creditor assignment or receivership is not reversed within 90 days after written notice and demand by the non-defaulting party.

          F.2.  UNCURED DEFAULT.  It is the intention of the parties that this
                ---------------
     Agreement may be terminated only for just cause in strict accordance with the provisions contained herein regarding the respective parties' right to written notice of a claimed default and the opportunity to cure same. In the event either party defaults under this Agreement (see subparagraphs B.8, C.5, and C.10.) in any material respect, the party adversely affected by such non-performance (the "Non-Defaulting Party") shall provide written notice to the non-performing party (the "Defaulting Party"), which notice shall set forth, with reasonable specificity, the facts providing the basis for the default. Upon receipt of such notice, the Defaulting Party shall have a period of ninety (90) days to cure such default, unless such default is of a nature were it is impossible or impractical to cure such default within such 90 day time period, in which case, the Defaulting party shall commence to cure such default within the 90 day period and proceed with reasonable diligence to prosecute such efforts to conclusion. In the event of such cure within 90 day time period or the commencement of such cure efforts, the parties shall be restored to their original positions as if such default had not occurred. If, however, the Defaulting Party fails or is unable to cure or commence to cure the default as set forth herein, the Non-Defaulting Party may, by an additional written notice to the Defaulting Party, terminate this Agreement, with such termination to be effective thirty (30) days after the date of such second notice letter.

          F.3  EFFECT OF TERMINATION.    Upon termination of this Agreement in
               ---------------------
     accordance with this Paragraph F, neither party, except as otherwise specified in this Agreement, shall have any further rights or obligations in respect of each other; provided, however, that any such termination shall be without prejudice to the rights and obligations of the parties in respect of any sums of money due or becoming due to a party up through the date of such termination, nor shall it affect the rights of the parties with respect to the service fees earned and payable hereunder even though such amounts may be payable after termination. Anything herein to the contrary notwithstanding, the parties' obligations under Paragraphs B.4 and
     C.6 regarding Confidentiality and Intellectual Property; C.7 regarding Confidentiality and Replacement; under Paragraphs E.2, E.3 and F.4; and Exhibit B regarding trail commissions and asset based fees shall survive the termination of this Agreement. United shall continue to provide the same level of service for policies in force at the date of termination.

          F.4  RETURN OF SUPPLIES.  Immediately upon termination of this
               ------------------
     Agreement, Mid-America shall return to United any application forms or other forms or supplies which United has previously furnished to Mid-America pursuant to this Agreement and United shall return to Mid-America all forms and supplies provided to United by Mid-America.

G.   MISCELLANEOUS.
     -------------

          G.1  ASSIGNMENT.   This Agreement may not be assigned by any of the
               ----------
     parties hereto without the prior written reasonable consent of the others. Any merger, consolidation or reorganization of United or Mid-America or sale by Mid-America where D. Mark Davenport retains a significant financial interest shall not be deemed an assignment requiring approval of the other party.

          G.2  RELATIONSHIP OF PARTIES.  Nothing contained herein shall be
               -----------------------
     construed to create the relationship of employer and employee between United and Mid-America or any member of its sales force. Mid-America is acting as an independent contractor only and not as an employee, or associate of United. Mid-America may exercise its own judgment as to the time and manner of performance of its services.

          G.3  NOTICES.    Any notice or other communication required or which
               -------
     may be given pursuant to this Agreement shall be in writing, addressed to the President of each party, and shall be delivered personally or sent by facsimile with a copy sent contemporaneously by mail, or sent by certified or registered, return receipt requested, or express mail, postage prepaid, to the relevant address as set forth below or such other address as may be designated from time to time by a party hereto and delivered to the other parties. Any such notice or communication shall be deemed given when so delivered personally, sent by facsimile, or if mailed, on the earlier of the date of receipt or two (2) days after the date of mailing.



If  to  United:          United Investors Life Insurance Company
                         Attn: Mr. James Sedgwick
                         President
                         2001 Third Avenue South
                         Birmingham, AL 35233

If  to  Mid-America:     Mid-America Partners, Inc.
                         Attn: Mr.  D. Mark Davenport
                         President
                         9020 North May Avenue, Suite 290
                         Oklahoma City,  OK  73120

          G.4  WAIVERS AND AMENDMENTS.    Any term or provision of this
               ----------------------
     Agreement may be waived at any time by the party that is entitled to the benefits thereof, and any term or provision of this Agreement may be amended or supplemented at any time by the mutual written consent of Mid-America and United, except that any waiver of any term or condition, or any amendment, modification or supplementation, of this Agreement must be in writing and signed by the parties. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a party's rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

          G.5  ENTIRE AGREEMENT.  This Agreement contains the entire
               ----------------
     understanding of the parties and supersedes or merges all prior and contemporaneous agreements and discussions between the parties. Any and all representations or agreements by any agent or representative of any party not contained in this Agreement shall be null, void, and of no effect. This Agreement may not be amended, modified or changed in any way, except by an instrument in writing, signed by all parties.

          G.6  CONSTRUCTION.     If any one or more of the provisions contained
               ------------
     herein for any reason are held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

          G.7  EXECUTION OF AGREEMENT.  This Agreement may be executed in one
               ----------------------
     or more counterparts, each of which shall constitute an original but all together of which shall constitute a single original.

          G.8  HEADINGS.  All headings in this Agreement are for convenience
               --------
     only, are not a part of this Agreement and shall not be used as an aid in the construction of any provision hereof.

          G.9  NUMBER AND GENDER.    As used herein, the singular and plural
               -----------------
     each includes the other, and this Agreement shall be read accordingly when required by the facts.

          G.10  GOVERNING LAW.   This Agreement shall be governed by the laws of
                -------------
     the State of Oklahoma.


H.   ARBITRATION.
     -----------

          H. 1 It is anticipated that any disagreements which may arise between the parties will be resolved by good faith negotiations. If the parties do not reach a resolution of any such disputed matter(s) within 60 days of the first notice of disagreement, then upon written notice by either party to the other, all disputes, claims, questions and controversies of any kind or nature, subject to the following limitation, arising out of, or relating in any way to this agreement shall be submitted to non-binding arbitration. (The parties may mutually agree to exclude any specific dispute from such arbitration requirement.)

          H.2  ARBITRATION PROCEDURES.
               ----------------------

               (i) A party desiring arbitration of a specific issue shall make a written demand on the other party stating, with specificity, the issue and the claimant's position with respect to that issue. Within 20 days of receipt of such demand, the party against which the demand is made shall respond in writing indicating the reasons for its disagreement with the position of the claiming party. Within 10 days of the responding party's response, each of the parties shall designate an arbitrator by written notice to the other party. Within 10 days after designation of each party's arbitrator, the two arbitrators shall agree upon and select an umpire to act as a third member of the arbitration panel and the two arbitrators shall jointly advise each of the parties, in writing, of their selection. Either party may object to the arbitrators' selection of the umpire by sending a notice in writing to the arbitrators and the other party within 15 days of receipt of notice of the umpire selected by the arbitrators.

               (ii) If either party fails to name its arbitrator, or if an umpire cannot be selected, either party may petition the American Arbitration Association and such arbitrator or umpire shall be selected at the earliest practicable time pursuant to the rules and regulations of the American Arbitration Association.

               (iii) The arbitrators and umpires shall all be present or prior officers of insurance or financial services companies, as applicable to the dispute, and shall not have any direct nor indirect interest in either party or either party's affiliates.

               (iv) The parties shall submit written argument to the arbitration panel within 20 days following the appointment of the last member of the panel. The panel shall decide whether the circumstances of a particular dispute require a hearing. In the event of a hearing, it shall be scheduled within 30 days after the appointment of the last member of the arbitration panel. If the panel decides that a hearing is not necessary, the panel shall proceed to make a determination based upon the written arguments received from the parties.

               (v) The decision of the arbitration panel shall be made within 30 days after the hearing or receipt of the last written argument, as the case may be. Decisions of the arbitration panel shall be made by majority vote, shall be made in writing, shall include the panel's findings of fact, and shall be delivered to both parties and each member of the arbitration panel. The panel shall make its decision with regard to the custom and usage of the insurance business. The panel shall make its decision based upon evidence introduced at the hearing, or by other means of submitting evidence, in which strict rules of evidence need not be followed, but in which cross examination and rebuttal shall be allowed if requested. Such decisions shall be non-binding.

               (vi) Each party shall bear the fees and costs of its own arbitrator and the two parties shall share equally in the expenses of the umpire; provided, however, that the reasonable fees and costs of the arbitration panel may be awarded to one party or the other as part of the ruling of the arbitration panel. The fees of the arbitrators and the umpire shall be set forth in the notice pursuant to which each of the members of the panel is named.

     IN WITNESS WHEREOF, the parties have affixed their hands and seals as of the date first above written.


                    MID-AMERICA PARTNERS, INC., an Oklahoma
                    corporation


                    By:_______________________________________________________
                        Name:_________________________________________________
                        Title:________________________________________________



                    UNITED INVESTORS LIFE INSURANCE COMPANY, a Missouri corporation


                    By:_______________________________________________________
                        Name:_________________________________________________
                        Title:________________________________________________

                                  EXHIBIT   A
                                  -----------


Insurance Products:

     RetireMAP Variable Annuity

     Select Term 10 and 20 Year Products

     Such other products as the parties may from time to time agree should be added.

                                  EXHIBIT   B
                                  -----------


COMMISSION SCHEDULE:    United will allow Mid-America the commissions and
-------------------
compensation specified below and Mid-America agrees to accept such commissions and compensation as payment in full for all services performed and all expenses incurred, except for specific items of reimbursement mentioned elsewhere in this schedule or the Agreement to which it is attached. Commissions are based on life insurance premium and annuity consideration received by United.

     The parties hereto may mutually agree to change the commissions and compensation for RetireMAP and if so, sales after the date of any such agreed on change shall be governed by the amended Exhibit B.

     With regard to life insurance products, other than variable annuities, United may at any time and from time to time modify this Commission Schedule by adding or deleting policy forms and changing the commission rates applicable to its policy forms. Any such modification or change shall be effective thirty
(30) days after written notice thereof is deposited in the United States mail, postage pre-paid, addressed to the last known address of Mid-America and shall apply only with regard to policies applied for after the effective date of such notice.

RETIREMAP VARIABLE ANNUITY
--------------------------

 .      Commission on all deposits received:

               7.250% To Issue Age 80

               4.500% For Issue Ages 81 - 85

               Trail commissions (i.e., a commission on a policy by policy basis, paid at an annualized rate of .25% of the mean contract value during the quarter) may be elected and when elected, commissions are reduced from 7.250% to 6.250% and from 4.500% to
               3.500%.   Trail commissions are .25% and shall be paid quarterly,
               following the fifteenth month after the policy issue date.

 .      Asset Based Fees (Paid quarterly on average assets as defined below):

          Policy Years  1 - 6:  0%

          Policy Years 7 & Later:   .4% annually, paid quarterly by calendar
quarter

 .      Bonus (Paid quarterly on average assets as defined below):

          Policy Years 1 - 6:   0%

          Policy Years 7 and later:   .1% annually, paid quarterly by calendar
     quarter

     Bonus determination: Each calendar year, beginning January 1, 2004, that Mid-America produces $150 million of RetireMAP deposits, Mid-America will receive the Bonus outlined above. The Bonus shall be paid quarterly by calendar quarter as long as Mid-America has produced an average of $37.5 million in annuity deposits per calendar quarter during the year under review. The asset based fees and the bonus shall be based on the average assets attributable to RetireMAP Variable Annuities which have reached their sixth policy anniversaries. Average assets shall be defined as the mean of assets at the end of the calendar quarter under review and the end of the previous calendar quarter.

SELECT TERM PRODUCTS
--------------------

                                                 1st Policy   2nd - 10th
                                                 Year         Policy Years
                                                 ----------   ------------
 . Select 10 & 20

  Band 1 (Face Amount of: $100,000 - $249,999)          80%             5%

  Band 2 (Face Amount of: $250,000 - $499,999)          80%             5%

  Band 3 (Face Amount of: $500,000 - $999,000)          60%             5%

  Band 4 (Face Amount of: $1,000,000 & Above)           50%             4%

 . First Year Commissions are payable on the original issue date and at each re-entry ("reentry" shall mean the ability of an insured to exchange, with such evidence of insurability as United may require, an existing Select policy to a new Select policy as provided in such policy form.).

 . For purposes of renewal commission, "Policy Years" are measured from the date of original issue.

                     GENERAL RULES REGARDING COMMISSIONS
                     -----------------------------------


1.   ALL PRODUCTS

     A. When the COMPANY charges a temporary flat extra premium, no commission is payable on the extra premium charged. Commissions on the extra premium charged for other substandard risks shall be as shown above.

     B. Commission rates are not applicable to the policy fee or to premiums paid by automatic policy loan unless otherwise stated in the commission schedule.

     C. Commissions are based on premiums received by the COMPANY and are not payable until the policy has been issued, delivered and accepted by the applicant.

     D.   Commissions are payable twice a month.

2.   CHARGEBACKS

     A. Should UNITED INVESTORS LIFE, for any reason, refund any life premium or portion thereof (not applicable to RetireMAP or other variable annuity developed jointly by United and Mid-America), all commissions paid or credited on the amount refunded shall be immediately due and payable to the COMPANY.

     B. Chargebacks of commissions paid or credited on RetireMAP shall be limited to cancellations of applications, and policy cancellations either due to "not takens" (i.e., refusal of an applicant to accept a contract) or due to misrepresentations by a Sales Agent, whether intentional, negligent or innocent. United shall make such chargebacks within 45 days of receipt of a validated request for an application cancellation or policy cancellation.

3.   COMPANY RULES REGARDING SELECT SERIES:

     Upon re-entry, first year commissions are not payable on any riders. If you are licensed with UNITED INVESTORS LIFE and provide such service and assistance as the COMPANY may require, each time an insured re-enters on the Select Series, you are entitled to receive first year commissions as set forth above in this Exhibit B.


4.   REPLACEMENT OF AN EXISTING COMPANY POLICY:

     A. Replacement occurs when an existing UIL policy or rider terminates as the result of a new UIL policy or rider being issued, in a transaction other than one which meets the definition of conversion.

     B. Replacement is presumed when an existing policy or rider is lapsed six months before or six months after the date of issue of the new policy or rider.

     C. Unless otherwise provided, if the face amount of the new policy or rider is less than the face amount of the replaced policy or rider, only renewal commissions on the new policy are payable. When the face amount of the new policy or rider is equal to or greater than the face amount of the replaced policy or rider, an adjusted first year commission is payable. The adjusted first year commission is determined by subtracting the first year commission paid on the replaced policy or rider from the first year commission otherwise payable on the new policy or rider.

5.   CONVERSIONS:

     A. Conversion is a transaction pursuant to a contractual right contained in a UIL term policy whereby the term policy is converted without evidence of insurability to any "level premium whole life plan" for an amount of insurance not greater than the amount of the term policy.

     B. Full first year commissions will be paid on conversions that meet both of the following conditions:

          (1) The policy being converted has paid at least the 12th month premium, and

          (2) The premium on the new policy exceeds the premium on the existing policy.

     C. On all other conversions, only renewal commissions on the new policy are payable.

6.   OPTION TO SUSPEND PREMIUM PAYMENTS (IF APPLICABLE):

     When a policyholder elects the option to suspend premium payments, no commission or service fee is payable while such option is in force.



     --------------------------------------END----------------------------------